May 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Peoples Financial Services Corp. Registration Statement on Form S-3 Filed April 21, 2025 File No. 333-286656

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Peoples Financial Services Corp., a Pennsylvania corporation (the “Company”), hereby requests acceleration of the effective time of the above-referenced Registration Statement on Form S-3 to 4:00 p.m., Eastern Time, on May 7, 2025 or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Troutman Pepper Locke LLP by calling Donald R. Readlinger at (609) 951-4164. Thank you for your assistance with this matter.

Sincerely,

PEOPLES FINANCIAL SERVICES CORP.

By:	/s/ James M. Bone, Jr., CPA
James M. Bone, Jr., CPA
Executive Vice President and Chief Financial Officer

cc:	Donald R. Readlinger, Troutman Pepper Locke LLP Gerard A. Champi, Peoples Financial Services Corp.